Via EDGAR

FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

August 9, 2017

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FAT Brands Inc.
Draft Offering Circular on Form 1-A (DOS)
Submitted August 3, 2017 (the “Form 1-A”)
CIK No. 0001705012

Dear Mr. Dobbie:

I am writing in connection with above-referenced filing submitted confidentially on EDGAR by FAT Brands Inc. (the “Company”). As the Staff has recently discussed with our attorney Allen Sussman of Loeb & Loeb, the Company has decided not to proceed with the draft Registration Statement on Form S-1, which we confidentially submitted on May 5, 2017 and amended on June 23 and June 27, 2017 (“Amendment No. 2”).

This letter responds to your correspondence dated July 10, 2017, providing comments on Amendment No. 2. Although the Form 1-A is a different format than Amendment No. 2, we have substantially adopted the Form S-1 disclosure format in the Form 1-A. We will separately provide you with a courtesy copy of the Form 1-A that is redlined against Amendment No. 2 for your convenience in reviewing our responses.

Prospectus Summary, page 1

Our Company, page 1

1. In the first paragraph on page 1, you refer to your combined financial statements and related notes included elsewhere in the prospectus; however, we were unable to find the combined financial statements and related notes in the filing. We note similar references elsewhere in the document as well. Please advise and/or revise your disclosures accordingly.

Response: We have changed the reference to our historical financial statements as “combined” rather than “consolidated” throughout the filing, while keeping future and pro forma financial statements as “consolidated”. This is to reflect the fact that FBNA and BFCI are combined historically as stand-alone entities, while going forward they will be consolidated under the common ownership of FAT Brands Inc.

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

August 9, 2017

2. We note inconsistent disclosures throughout your filing which state that you will either combine or consolidate FAT Brands LLC within your financial statements. For example, the second paragraph on page 6 you indicate you will combine FAT Brands LLC in your financial statements immediately following the offering; whereas, on page 61 under the Effects of the Recapitalization Transactions section you state that you will consolidate the financial results of FAT Brands LLC in your combined financial statements. In this regard, please clarify for us the basis for your planned presentation of FAT Brands LLC within your financial statements and revise all relevant disclosures throughout the filing to ensure they are consistently stated. Additionally, please explain why your financial statements will be presented on a combined basis, if this is to be the case.

Response: All references to combined or consolidated financial statements have been revised to be consistent throughout the filing, per our response to comment #1 above.

3. We note your response to our prior comment 4 that you have plans to enter development agreements with former franchisees in “markets where [your] brands previously had a presence.” Please revise here to disclose the number of countries in which you “previously had a presence” and include a risk factor regarding the risks of investing in former franchisees in countries in which you “previously had a presence” or tell us why you believe such disclosure is unnecessary.

Response: The disclosure on page 1 has been revised to distinguish between the 18 countries where we have restaurants that are open and operational, and the additional 14 countries in which we have development agreements in place and re-development plans for former franchisee relationships (total of 32 countries). We believe that it is appropriate to group the additional 14 countries in this way, since we manage development opportunities in new markets in substantially the same manner whether or not we previously had a presence in the market.

In addition, we do not believe that a new risk factor is necessary, because we are not investing in former franchisees, but rather in new franchisees in markets where we previously had a presence. Also, as a franchisor, we do not incur a great deal of risk to capital or earnings by expanding in new markets, but in any event this risk is not materially different in countries where we previously had a presence. We continue to include development related risk factors in the offering circular, including “We may not achieve our target development goals and the addition of new franchised restaurants may not be profitable.” and “Termination of development agreements with certain franchisees could adversely impact our revenues.”

4. We note your revised disclosure on page 1 that FCCG intends to complete the acquisitions of the franchisor of Ponderosa and Bonanza and to contribute the companies to your company. In an appropriate section of your prospectus, please describe the material terms of your agreement with FCCG regarding Ponderosa and Bonanza, including whether the contribution is a condition to completing the offering. In addition, please file this agreement as an exhibit to your registration statement pursuant to Item 601 of Regulation S-K if required.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

August 9, 2017

Response: We will include the description of the material terms of the acquisition agreement and file a copy of the agreement in the next amendment to the Form 1-A. The contribution is not a condition to completing the offering, but the acquisition of Ponderosa and Bonanza is an intended use of proceeds.

Growth Strategy, page 3

5. We note your revised disclosure on page 3 regarding your “actionable pipeline of potential acquisition opportunities.” Please disclose whether you are currently negotiating with third-parties regarding any acquisitions, whether you have agreed to any term sheets regarding acquisitions and whether you have signed any acquisition agreements other than with FCCG regarding Ponderosa and Bonanza.

Response: We are currently negotiating with third parties and have entered into a non-binding letter of intent to acquire an additional franchised restaurant chain, separate from the planned acquisition of Ponderosa and Bonanza. We will include, in the next amendment to the Form 1-A, updated disclosure regarding these negotiations and the status of the proposed acquisition contemplated by the aforementioned letter of intent.

6. We note your response to our prior comment 8 and reissue in part. Please revise to disclose your recent overall same-store sales growth in order to better place your expectation of improved same-stores sales growth in 2017 and 2018 into context.

Response: The reference to expected same-store sales growth in 2017 and 2018 has been deleted in this section. We continue to disclose recent same-store sales growth and recent statistical data elsewhere in the Offering Circular.

Summary Historical and Pro Forma Combined Financial Data, page 13

7. Please revise to reflect the correct combined income from operations for the 13 weeks ended March 27, 2016.

Response: The disclosure has been corrected.

Use of Proceeds, page 41

8. We note your response to our prior comment 18 and reissue in part. If known, please disclose the extent to which Mr. Wiederhorn will benefit from the proceeds of your offering.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

August 9, 2017

Response: The transactions that will precede the offering been revised to eliminate the “Up-C” reorganization structure and the need for an intermediate LLC holding company. Accordingly, the expected purchase of LLC Interests from FCCG has been eliminated. The current structure is disclosed on pages 35-36 under “The Reorganization Transactions.”

In “Use of Proceeds,” we describe the payments that will be made to FCCG from the proceeds of the offering, and the fact that Mr. Wiederhorn is also an officer of FCCG and will indirectly benefit, along with the other stockholders of FCCG, from this offering. However Mr. Wiederhorn will not receive any proceeds from the offering, since the proceeds will be used only to acquire Homestyle Dining and repay indebtedness of FCCG owed to a third-party that was incurred to acquire Buffalo’s Franchise Concepts.

Dividend Policy, page 43

9. Your revised disclosure on page 43 that you intend to distribute a pro rata share of distributed earnings to FCCG in connection with any distributions made by FAT Brands Inc. to the holders of Class A common stock appears to contradict your disclosure on page 38 that FCCG “will have no economic interests in FAT Brands Inc. despite its ownership of Class B common stock (where “economic interests” means the right to receive any distributions or dividends, whether cash or stock, in connection with common stock) unless and until it elects to redeem LLC Interests for newly issued shares of Class A common stock.” Please revise for clarity and consistency.

Response: This disclosure has been eliminated due to the revised structure of the “Reorganization Transactions” described in the offering circular.

Selected Historical Combined Financial and other Data, page 45

10. We refer you to the first paragraph on page 45 for which the audited financial statements of Buffalo’s Franchise Concepts, Inc. and Subsidiary are described as combined when they are in fact presented on a consolidated basis. Please revise to correct your reference to the audited financial statements of Buffalo’s Franchise Concepts, Inc. and Subsidiary herein and elsewhere in the filing, accordingly.

Response: The reference to the audited financial statement of Buffalo’s Franchise Concepts, Inc. and Subsidiary has been revised to state that they are “consolidated”.

Unaudited Pro Forma Combined Financial Information, page 54

11. We note the heading of the unaudited pro forma information is described as combined; however, the financial information on pages 56-58 ultimately result in pro forma consolidated financial information. Please revise to correct the discrepancy.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

August 9, 2017

Response: All references to the unaudited pro forma information have been revised to state that they are “consolidated”.

12. Please provide a summary of the recapitalization transactions or include a cross-reference to page 38. Please include a bullet points to your introductory paragraph to clearly state that you are also presenting pro forma adjustments to give effect to the contribution from FCCG of Ponderosa and Bonanza concurrent with the completion of the offering. Your revised disclosure should include emphasis that in exchange for LLC Interests, FCCG will use the proceeds it receives from you to consummate the acquisition of Ponderosa and Bonanza.

Response: The disclosure has been revised to include a summary of the Reorganization Transactions.

13. Please consider reordering your columns to present “The Offering” before “Acquisition Adjustments” in light of the fact that you will use proceeds from the offering to purchase LLC interests from FCCG who will in turn use such proceeds to consummate the acquisition of Ponderosa and Bonanza.

Response: The columns have been re-ordered.

Management’s Discussion and Analysis, page 60

14. We note your response to our prior comment 26. Please revise your MD&A section to include the information provided in your response. The level of detail in your revised disclosure should be similar to that provided in your response.

Response: The relevant disclosure regarding transfer of administrative functions and operational personnel to FAT Brands has been added to MD&A.

Business, page 68

Restaurant Concepts, page 73

Fatburger Territories, page 74

15. Please enlarge the graph on page 75 as it is difficult to read.

Response: The graph has been made clearer, and will be enlarged by our financial printers when the offering circular is typeset for printing.

Franchise Program – FAT Brands, page 83

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

August 9, 2017

16. We note your response to our prior comment 38 and reissue. Please revise your disclosure on page 84 to address the remaining duration of your Type A development agreements by disclosing the dates or a ranges of dates in order to illustrate how far into the future your pipeline extends.

Response: The table on page 87 has been revised to include the remaining duration of Type A development agreements.

Index to Financial Statements, page 119

17. Please include page references for the interim financial statements of Buffalo Franchise Concepts in your index.

Response: The index has been revised to include page references to the interim financial statements of Buffalo Franchise Concepts.

Fat Burger North America, Inc., page F-13

Notes to the Financial Statements, page F-18

Segment Information, page F-19

18. We note your response to our prior comment 48; however, your current segment footnote does not fully comply with the disclosure requirements of ASC 280-10-50. Please revise your segment footnote to include the disclosures outlined in paragraphs ASC 280-10-50-40 to 42 with respect to the entity-wide information. Refer to ASC 280-10-50-38 for guidance.

Response: The current segment footnotes have been revised to include detail regarding major franchisees that constitute more than 10% of total revenues for a given period, in accordance with ASC 280-10-50.

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If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP at asussman@loeb.com or (310) 282-2375 if you have any questions or require additional information.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

August 9, 2017

Sincerely,

FAT Brands Inc.

By:	/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer

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